

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 4, 2018

Via Email
Ms. Teresa L. Dick, Chief Financial Officer,
Executive Vice President and Assistant Secretary
Viper Energy Partners LP
500 West Texas, Suite 1200
Midland, TX 79701

**Re:     Viper Energy Partners LP**
**Form 10-K for the Fiscal Year ended December 31, 2017**
**Filed February 7, 2018**
**File No. 001-36505**

Dear Ms. Dick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2017

Consolidated Financial Statements, page F-1

Noted to Consolidated Financial Statements, page F-6

Note 12. Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-16

1.     The disclosure regarding changes in your estimated proved reserves indicates, in part, that negative revisions of 3,921 MBOE in 2017 "were primarily due to changes in type curves" and that negative revisions of 1,968 MBOE in 2016 "were primarily due to technical revisions". Describe for us, in reasonable detail, the facts and circumstances surrounding these changes and revisions. As part of your response, provide the following:

- Describe the specific properties and development status of the underlying volumes;

- Indicate when the volumes involved were initially recorded, and describe any upward or downward revisions between the time of initial recording and the revisions described in your disclosure; and,

- Explain your basis for concluding that the factors which resulted in the changes and revisions did not impact any other volumes reported as of December 31, 2017 or December 31, 2016 and that these remaining reported volumes met the definition of proved oil and gas reserves properties contained in Rule 4-20(a)(22) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources